(SONOSITE LETTERHEAD)

March 1, 2011

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission, Mail Stop 6010
100 F Street, N.E.
Washington D.C.  20549

RE:           SonoSite, Inc.
File No. 0-23791

This letter responds to your letter dated February 7, 2011 where you had an additional comment regarding our Form 10-K for the year ended December 31, 2009. The following is our response to the additional comment raised in your letter.

Form 10-K for year ended December 31, 2009

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page 48

1.
We note your response to prior comment 5 and your explanation on how you determined that the acquisition of CDIC in 2009 and VisualSonics did not result in additional operating segments.  In this regard, we note that your analysis of the criteria of the FASB Accounting Standards Codification was limited to the guidance of paragraph 280-10-50-1.  Further, there is no indication of an analysis of paragraphs 280-10-50-10 through 280-10-50-19 supporting your conclusion that you have one reportable segment.  Please expand your analysis to address the criteria in paragraphs 280-10-50-2 through 280-10-50-9 in identifying the number of operating segments and indicate whether or not paragraphs 280-10-50-10 through 280-10-50-19 are applicable.

Response:

For the calendar year ended December 31, 2009, which includes the acquisition of CDIC, we determined we have one operating segment in accordance with paragraphs 280-10-50-1 through 280-10-50-9.  For the quarter ended September 30, 2010, which includes the acquisition of VisualSonics, we have determined we have one operating segment in accordance with paragraphs 280-10-50-1 through 280-10-50-9.

The following is a summary of our analysis of the criteria of ASC paragraphs 280-10-50-2 through 280-10-50-9 that was used for both calendar year ended December 31, 2009 and quarter ended September 30, 2010:

Paragraph	Analysis
ASC 280-10-50-2    An operating segment shall include components of a public entity that sell primarily or exclusively to other operating segments of the public entity if the public entity is managed that way. Information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses, for example, oil and gas entities. This information is also important because different activities within the entity may have significantly different prospects for future cash flows.

Our chief operating decision maker (“CODM”) evaluates decisions and performance primarily based upon revenue recorded in geographic regions and operating expenses presented on a consolidated basis for functional departments. We do not manage the business based upon sales between business units or subsidiaries as we are not a vertically integrated business. Additionally, we do not have a business unit that primarily sells to other segments.

ASC 280-10-50-3 An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.
We do not produce discrete financial information related to business activities for which we are not earning revenue.  Accordingly, our CODM does not regularly review information regarding such business activities to make decisions about resource allocation.

ASC 280-10-50-4    Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments. For purposes of this Subtopic, a public entity's pension and other postretirement benefit plans are not considered operating segments.

We have reviewed our corporate headquarters and have concluded that it is not a separate operating segment.
ASC 280-10-50-5    The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity's president, executive vice presidents, and others.

We have determined that our CEO is the person who makes and is responsible for our operating and resource allocation decisions and not any group of individuals within the Company.  Accordingly, our CEO is our CODM.

ASC 280-10-50-6    For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The CODM evaluates decisions and performance primarily based upon product revenues recorded by geographic regions. Additionally, the CODM reviews consolidated operating expenses for functional departments (e.g. marketing, product innovation, operations, sales and general and administration). The CODM does not regularly receive and review financial information on a disaggregated basis.

ASC 280-10-50-7    Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

We have managers that have certain responsibility for specific regions of our business.  Based upon our review of the responsibilities of these managers and their interaction with our CODM, none of them would be considered segment managers.  Additionally, our CODM only reviews financial information on a consolidated basis.

ASC 280-10-50-8    The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.

We have reviewed the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 and we only have one set of components that constitutes an operating segment.  Based upon our analysis we have determined that none of our regional managers are segment managers and the CODM is also not a segment manager.

ASC 280-10-50-9    The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.

We have reviewed the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 and we only have one set of components which is used by the CODM.   Based upon this we do not have a matrix form of organization for which managers are held responsible and we do not have operating results for matrix components.  The CODM only reviews product revenues recorded by geographic regions and consolidated operating expenses for functional departments. The CODM does not regularly receive and review financial information on a disaggregated basis for either CDIC or the core business of SonoSite.

Based upon our analysis of paragraphs 280-10-50-1 to 280-10-9 we have identified one operating segment.  Therefore paragraphs 280-10-50-10 through 280-10-50-19 are not applicable.

SonoSite acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing;

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions to me at (425) 951-6919.

Sincerely,

/s/ N. SCOTT DICKSON

N. Scott Dickson
Corporate Controller